CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$464,000	$53.87

Pricing supplement no. 1327 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 98-A-I dated November 21, 2008	Registration Statement No. 333-155535 Dated May 25, 2011 Rule 424(b)(2)

Structured Investments	$464,000 Capped Index Knock-Out Notes Linked to the S&P 500® Index due November 30, 2012

General

  The notes are designed for investors who seek to participate in the appreciation of the S&P 500® Index, up to a Maximum Return of 20.00% at maturity and who anticipate that the Index closing level will not be less than the Initial Index Level by more than 20.00% on any day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the Index closing level is less than the Initial Index Level by more than 20.00% on any day during the Monitoring Period, be willing to lose some or all of their principal at maturity. If the Index closing level is not less than the Initial Index Level by more than 20% on any day during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Index Return and (b) the Contingent Minimum Return of 9.00% at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing November 30, 2012†
  Minimum denominations of $1,000 and integral multiples in excess thereof
  The terms of the notes as set forth in “Key Terms” below, including those set forth in “Key Terms — Payment at Maturity” below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 98-A-I, supersede the terms set forth in product supplement no. 98-A-I. In particular, the notes are subject to a maximum payment at maturity, which we refer to as the Maximum Return, which is not described in the accompanying product supplement no. 98-A-I. Please refer to “Supplemental Terms of the Notes” and “Selected Risk Considerations — Your Maximum Gain on the Notes Is Limited to the Maximum Return” in this pricing supplement for more information.
  The notes priced on May 25, 2011 and are expected to settle on or about May 31, 2011.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	20.00%
Payment at Maturity:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Index, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Index, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Index Return, subject to the Maximum Return. For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” in this pricing supplement.

Maximum Return:	20.00%. Accordingly, the maximum payment at maturity is $1,200 per $1,000 principal amount note.
Contingent Minimum Return:	9.00%
Monitoring Period:	The period from and excluding the pricing date to and including the Observation Date
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 1320.47
Ending Index Level:	The Index closing level on the Observation Date
Observation Date:	November 27, 2012†
Maturity Date:	November 30, 2012†
CUSIP:	48125XPX8
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 98-A-I

Investing in the Capped Index Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 98-A-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$24.30	$975.70

Total	$464,000	$11,275.20	$452,724.80

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $24.30 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize[, some of which have been allowed to unaffiliated dealers] for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution” beginning on page PS-37 of the accompanying product supplement no. 98-A-I.

The agent for this offering, JPMS, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 25, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 98-A-I dated November 21, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 3, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 98-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 98-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241208/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

The description of the payment at maturity on the notes as set forth in this pricing supplement differs from the description of the payment at maturity as set forth in the accompanying product supplement no. 98-A-I. For purposes of this offering, your payment at maturity will be subject to the Maximum Return of 20.00%, which is not described in the accompanying product supplement no. 98-A-I. Accordingly, the appreciation potential of the notes is limited to the Maximum Return and the maximum amount payable at maturity per $1,000 principal amount note is $1,200, regardless of the appreciation in the Index. Please see “Risk Factors — Your Maximum Gain on the Notes Is Limited to the Maximum Return” for more information on the risks related to the Maximum Return.

Accordingly, for purposes of this offering, you should refer to the description of the payment at maturity as set forth in this pricing supplement, which supersedes the section entitled “Key Terms — Payment at Maturity (If a Knock-Out Event has occurred)” and “Key Terms — Payment at Maturity (If a Knock-Out Event has not occurred)” on the cover page and the applicable sections relating to the payment at maturity in “Description of Notes — Payment at Maturity” on PS-1 of the accompanying product supplement no. 98-A-I.

JPMorgan Structured Investments — Capped Index Knock-Out Notes Linked to the S&P 500® Index	PS-1

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Index, up to the Maximum Return of 20.00% at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 9.00% on the notes, or a minimum payment at maturity of $1,090 for every $1,000 principal amount note, subject to the Maximum Return of 20.00%. Even if a Knock-Out Event has occurred, if the Ending Index Level is greater than the Initial Index Level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Index Return, subject to the Maximum Return of 20.00%. The maximum payment at maturity is $1,200 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 98-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 98-A-I. Notwithstanding any disclosure in product supplement no. 98-A-I to the contrary, our special tax counsel in this transaction is Davis Polk & Wardwell LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.
  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 98-A-I dated November 21, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00% on any day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 20.00% will terminate. Under these circumstances, you could lose some or all of your principal at maturity.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 20.00%, regardless of the appreciation in the Index, which may be significant.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

JPMorgan Structured Investments — Capped Index Knock-Out Notes Linked to the S&P 500® Index	PS-2

  THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the Index closing level on any day during the Monitoring Period is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00%, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your investment for every 1% that the Ending Index Level is less than the Initial Index Level. You will be subject to this potential loss of principal even if the Index subsequently increases such that the Index closing level is less than the Initial Index Level by not more than the Knock-Out Buffer Amount of 20.00%, or is equal to or greater than the Initial Index Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 9.00% MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the Index closing level on any day during the Monitoring Period is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00%, you will not be entitled to receive the Contingent Minimum Return of 9.00% on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Index.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Influence the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood that the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Capped Index Knock-Out Notes Linked to the S&P 500® Index	PS-3

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1350, and reflect the Contingent Minimum Return of 9.00%, the Maximum Return of 20.00% and the Knock-Out Buffer Amount of 20.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return if Knock-Out Event Does Not Occur (1)	Note Total Return if Knock-Out Event Does Occur (2)

2430.000	80.00%	20.00%	20.00%
2295.000	70.00%	20.00%	20.00%
2160.000	60.00%	20.00%	20.00%
2025.000	50.00%	20.00%	20.00%
1890.000	40.00%	20.00%	20.00%
1755.000	30.00%	20.00%	20.00%
1620.000	20.00%	20.00%	20.00%
1552.500	15.00%	15.00%	15.00%
1485.000	10.00%	10.00%	10.00%
1471.500	9.00%	9.00%	9.00%
1417.500	5.00%	9.00%	5.00%
1383.750	2.50%	9.00%	2.50%
1350.000	0.00%	9.00%	0.00%
1282.500	-5.00%	9.00%	-5.00%
1215.000	-10.00%	9.00%	-10.00%
1147.500	-15.00%	9.00%	-15.00%
1080.000	-20.00%	9.00%	-20.00%
1079.865	-20.01%	N/A	-20.01%
945.000	-30.00%	N/A	-30.00%
810.000	-40.00%	N/A	-40.00%
675.000	-50.00%	N/A	-50.00%
540.000	-60.00%	N/A	-60.00%
405.000	-70.00%	N/A	-70.00%
270.000	-80.00%	N/A	-80.00%

(1) The Index closing level is greater than or equal to 1080 (80% of the hypothetical Initial Index Level) on each day during the Monitoring Period.
(2) The Index closing level is less than 1080 (80% of the hypothetical Initial Index Level) on at least one day during the Monitoring Period.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown above would likely be lower.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 1350 to an Ending Index Level of 1383.75. Because a Knock-Out Event has not occurred and the Index Return of 2.50% is less than the Contingent Minimum Return of 9.00%, the investor receives a payment at maturity of $1,090 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 1350 to an Ending Index Level of 1215. Because a Knock-Out Event has not occurred and the Index Return of -10% is less than the Contingent Minimum Return of 9.00%, the investor receives a payment at maturity of $1,090 per $1,000 principal amount note.

Example 3: A Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 1350 to an Ending Index Level of 1485. Because a Knock-Out Event has not occurred and the Index Return of 10% is greater than the Contingent Minimum Return of 9.00% but less than the Maximum Return of 20.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

JPMorgan Structured Investments — Capped Index Knock-Out Notes Linked to the S&P 500® Index	PS-4

Example 4: A Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 1350 to an Ending Index Level of 675. Because a Knock-Out Event has occurred and the Index Return is -50%, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

Example 5: A Knock-Out Event has occurred, and the level of the Index increases from the Initial Index Level of 1350 to an Ending Index Level of 1485. Because a Knock-Out Event has occurred and the Index Return of 10% is less than the Maximum Return of 20.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

Example 6: The level of the Index increases from the Initial Index Level of 1350 to an Ending Index Level of 2025. Because the Index Return of 50% is greater than the Maximum Return of 20.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, the maximum payment on the notes.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing levels from January 6, 2006 through May 20, 2011. The Index closing level on May 25, 2011 was 1320.47. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any day during the Monitoring Period or the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. In accordance with FINRA Rule 5121, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

JPMorgan Structured Investments — Capped Index Knock-Out Notes Linked to the S&P 500® Index	PS-5